UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 2, 2011

This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-161634) and our Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Commission file number: 1-14846

AngloGold Ashanti Limited

(Name of Registrant)

76 Jeppe Street

Newtown, Johannesburg, 2001

(P O Box 62117, Marshalltown, 2107)

South Africa

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒            Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ❑             No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ❑             No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ❑            No:   ☒

Enclosures:	Unaudited condensed consolidated financial statements as of September 30, 2011 and December 31, 2010 and for each of the nine month periods ended September 30, 2011 and 2010, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Prepared in accordance with US GAAP

	Nine months ended September 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions, except for share data)
Sales and other income	4,845	3,821
Product sales	4,791	3,791
Interest, dividends and other	54	30

Cost and expenses	3,226	3,624
Production costs	2,151	1,877
Exploration costs	196	157
Related party transactions	(8)	(13)
General and administrative	207	150
Royalties	142	96
Market development costs	6	9
Depreciation, depletion and amortization	583	514
Impairment of assets (see note D)	14	32
Interest expense	135	102
Accretion expense	21	16
Employment severance costs	10	14
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other (see note F)	(32)	33
Non-hedge derivative (gain)/loss and movement on bonds (see note G)	(199)	637
Income from continuing operations before income tax and equity income in associates	1,619	197
Taxation expense (see note H)	(452)	(127)
Equity income in associates	53	48
Net income	1,220	118
Less: Net income attributable to noncontrolling interests	(32)	(36)
Net income—attributable to AngloGold Ashanti	1,188	82
Income per share attributable to AngloGold Ashanti common stockholders: (cents) (see note J)

Net income
Ordinary shares	309	22
E Ordinary shares	155	11
Ordinary shares—diluted	277	22
E Ordinary shares—diluted	143	11
Weighted average number of shares used in computation
Ordinary shares	382,918,604	364,236,067
Ordinary shares—diluted	417,764,833	365,394,902
E Ordinary shares—basic and diluted	2,958,298	3,305,316
Dividend declared per ordinary share (cents)	23	18
Dividend declared per E ordinary share (cents)	12	9

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

Prepared in accordance with US GAAP

	At September 30, 2011	At December 31, 2010
	(unaudited)
	(in US Dollars, millions)
ASSETS
Current assets	2,414	1,997
Cash and cash equivalents	1,075	575
Restricted cash	38	10
Receivables	280	298
Trade	54	53
Recoverable taxes, rebates, levies and duties	114	156
Related parties	1	3
Other	111	86
Inventories (see note C)	847	792
Materials on the leach pad (see note C)	97	91
Derivatives	—	1
Deferred taxation assets	76	214
Assets held for sale	1	16
Property, plant and equipment, net	5,811	5,926
Acquired properties, net	781	836
Goodwill and other intangibles, net	194	197
Other long-term inventory (see note C)	54	27
Materials on the leach pad (see note C)	367	331
Other long-term assets (see note M)	1,029	1,073
Deferred taxation assets	36	1
Total assets	10,686	10,388
LIABILITIES AND EQUITY
Current liabilities	952	1,004
Accounts payable and other current liabilities	740	732
Short-term debt	45	133
Short-term debt at fair value (see note E)	2	2
Tax payable	165	134
Liabilities held for sale	—	3
Other non-current liabilities	66	69
Long-term debt (see note E)	1,688	1,730
Long-term debt at fair value (see note E)	769	872
Derivatives	78	176
Deferred taxation liabilities	1,152	1,200
Provision for environmental rehabilitation	546	530
Provision for labor, civil, compensation claims and settlements	33	38
Provision for pension and other post-retirement medical benefits	154	180
Commitments and contingencies	—	—
Equity	5,248	4,589
Common stock
Share capital—600,000,000 (2010—600,000,000) authorized ordinary shares of 25 ZAR cents each. Share capital—4,280,000 (2010—4,280,000) authorized E ordinary shares of 25 ZAR cents each. Ordinary shares issued 2011—381,384,598 (2010—380,769,139). E ordinary shares issued 2011—1,400,000 (2010—1,120,000)	13	13
Additional paid in capital	8,717	8,670
Accumulated deficit	(2,770)	(3,869)
Accumulated other comprehensive income (see note K)	(884)	(385)
Other reserves	36	37
Total AngloGold Ashanti stockholders’ equity	5,112	4,466
Noncontrolling interests	136	123

Total liabilities and equity	10,686	10,388

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Prepared in accordance with US GAAP

	Nine months ended September 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Net cash provided by operating activities	1,951	541
Net income	1,220	118
Reconciled to net cash provided by operations:
Loss on sale of assets, realization of loans, indirect taxes and other	30	48
Depreciation, depletion and amortization	583	514
Impairment of assets	14	32
Deferred taxation	182	97
Cash utilized for hedge book settlements	—	(1,550)
Movement in non-hedge derivatives and bonds	(199)	1,471
Equity income in associates	(53)	(48)
Dividends received from associates	78	104
Other non cash items	19	27
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	50	25
Effect of changes in operating working capital items:
Receivables	(8)	(98)
Inventories	(119)	(126)
Accounts payable and other current liabilities	154	(73)
Net cash used in investing activities	(1,103)	(1,268)
Increase in non-current investments	(215)	(120)
Additions to property, plant and equipment	(939)	(623)
Expenditure on intangible assets	(6)	—
Proceeds on sale of mining assets	12	67
Proceeds on sale of investments	79	62
Cash outflows from derivatives purchased	—	(670)
Proceeds on disposal of subsidiary	9	—
Loans receivable advanced	(13)	(7)
Loans receivable repaid	3	—
Cash of subsidiary disposed	(11)	—
Change in restricted cash	(22)	23
Net cash (used)/generated by financing activities	(253)	916
Repayments of debt	(259)	(1,318)
Issuance of stock	3	793
Share issue expenses	—	(16)
Proceeds from debt	106	2,040
Debt issue costs	—	(34)
Cash outflows from derivatives with financing	—	(453)
Dividends paid to common stockholders	(89)	(67)
Dividends paid to noncontrolling interests	(14)	(29)
Net increase in cash and cash equivalents	595	189
Effect of exchange rate changes on cash	(106)	49
Cash and cash equivalents—January 1,	586	1,100
Cash and cash equivalents—September 30,	1,075	1,338

ANGLOGOLD ASHANTI LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Prepared in accordance with US GAAP

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

(unaudited)

(In millions, except share information)

AngloGold Ashanti stockholders
	Common stock	Common stock $	Additional paid in capital $	Accumulated other comprehensive income $	Accumulated deficit $	Other reserves $	Noncontrolling interests $	Total $
Balance - December 31, 2010	381,889,139	13	8,670	(385)	(3,869)	37	123	4,589

Net income					1,188		32	1,220
Translation loss				(436)			(6)	(442)
Net loss on available-for-sale financial assets arising during the period, net of tax of $11 million (1)				(82)				(82)
Release on disposal of available-for-sale financial assets during the period, net of tax of $nil million				1				1
Realized loss in earnings on available-for-sale financial assets during the period, net of tax of $nil million				18				18

Other comprehensive income								(505)

Comprehensive income								715
Share of equity accounted joint venture’s other comprehensive income						(1)		(1)
Stock issues as part of Share Incentive Scheme	594,092	—	23					23
Stock issues in exchange for E Ordinary shares cancelled	3,375	—	9					9
E Ordinary shares of common stock issued - Izingwe Holdings	280,000	—	—					—
Stock issues transferred from Employee Share Ownership Plan to exiting employees	17,992	—	1					1
Stock based compensation expense			14					14
Dividends					(89)		(13)	(102)

Balance - September 30, 2011	382,784,598	13	8,717	(884)	(2,770)	36	136	5,248

(1)	Includes a decline in the fair value of International Tower Hill Mines Ltd (“ITH”) of $60 million.

ANGLOGOLD ASHANTI LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Prepared in accordance with US GAAP

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

(unaudited)

(In millions, except share information)

AngloGold Ashanti stockholders
	Common stock	Common stock $	Additional paid in capital $	Accumulated other comprehensive income $	Accumulated deficit $	Other reserves $	Noncontrolling interests $	Total $
Balance - December 31, 2009	362,974,807	12	7,836	(654)	(3,914)	37	128	3,445
Net income					82		36	118
Translation gain				100			2	102
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax of $32 million				20				20
Net gain on available-for-sale financial assets arising during the period, net of tax of $nil million				18				18
Release on disposal of available-for-sale financial assets during the period, net of tax of $2 million				(4)				(4)

Other comprehensive income								136

Comprehensive income								254
Stock issues as part of equity offering (1)	18,140,000	1	772					773
Stock issues as part of Share Incentive Scheme	585,408	—	22					22
Stock issues in exchange for E Ordinary shares cancelled	—	—	12					12
E Ordinary shares of common stock cancelled - Izingwe Holdings	(280,000)	—	—					—
Stock issues transferred from Employee Share Ownership Plan to exiting employees	95,253	—	4					4
Stock based compensation expense			7					7
Dividends					(67)		(37)	(104)

Balance - September 30, 2010	381,515,468	13	8,653	(520)	(3,899)	37	129	4,413

(1)

On September 16, 2010, AngloGold Ashanti announced the placement of 18,140,000 ordinary shares at an issue price of $43.50 per American Depositary Share (ADR) resulting in total net proceeds of $773 million.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note A. Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

The balance sheet as at December 31, 2010 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2010.

Note B. Accounting developments

Recently adopted pronouncements

Disclosures about the credit quality of financing receivables and the allowance for credit losses

In July 2010, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“the Codification” or “ASC”) guidance was issued for the disclosure of the allowance for credit losses and financing receivable modifications. The expanded disclosures include roll-forward schedules of the allowance for credit losses and enhanced disclosure of financing receivables that were modified during a reporting period and those that were previously modified and have re-defaulted. The new disclosure requirements are required for interim and annual periods beginning on or after December 15, 2010. Except for presentation changes, the adoption had no impact on the Company’s financial statements.

Fair value measurements

In January 2010, the FASB ASC guidance for disclosures about fair value measurements was updated requiring level 3 disclosure details regarding separate information about purchases, sales, issuances, and settlements in the reconciliation of fair value measurements using significant unobservable inputs. The disclosures related to Level 3 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2010. The adoption of the updated guidance had no impact on the Company’s financial statements as the Company does not have Level 3 fair value measurements.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note B. Accounting developments (continued)

Recently issued pronouncements

Goodwill impairment testing

In September 2011, the FASB issued updated guidance which simplifies how an entity tests goodwill for impairment. The guidance allows both public and nonpublic entities an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under that option, an entity no longer would be required to calculate the fair value of a reporting unit unless the entity determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The guidance also includes examples of the types of events and circumstances to consider in conducting the qualitative assessment. The amendments will be effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company does not expect the adoption of the updated guidance to have a material impact on the Company’s financial statements.

Presentation of comprehensive income

In June 2011, the FASB issued guidance for disclosures about comprehensive income. The guidance is intended to increase the prominence of other comprehensive income in financial statements. The main provisions of the guidance provide that an entity that reports items of other comprehensive income has the option to present comprehensive income in either one statement or two consecutive statements. The current option in US GAAP that permits the presentation of other comprehensive income in the statement of changes in equity will be eliminated. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. Early adoption is permitted. The Company plans to adopt the two consecutive statement approach and does not expect the adoption of this guidance to have a material impact on the Company’s financial statements. In November 2011, the FASB issued a proposal to defer the requirement in the guidance to present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements.

Fair value measurements

In May 2011, the FASB issued updated guidance on fair value measurement and disclosure requirements. The requirements do not extend the use of fair value accounting, but provide guidance on how it should be applied where its use is already required or permitted by other standards within US GAAP. The update will supersede most of the FASB ASC guidance for fair value measurements, although many of the changes are clarifications of existing guidance or wording changes. The amendments are effective in the first quarter of 2012. The Company does not expect the adoption of the updated guidance to have a material impact on the Company’s financial statements.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note C. Inventories

	At September 30,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
The components of inventory consist of the following:

Short-term
Metals in process	187	184
Gold on hand (doré/bullion)	55	77
Ore stockpiles	398	324
Uranium oxide and sulfuric acid	25	43
Supplies	279	255

	944	883
Less: Materials on the leach pad(1)	(97)	(91)

	847	792

(1)	Short-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

	At September 30,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
Long-term
Metals in process	367	331
Ore stockpiles	54	27

	421	358
Less: Materials on the leach pad(1)	(367)	(331)

	54	27

(1)	Long-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note D. Impairment of assets

Impairments are made up as follows:

	Nine months ended September 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
South Africa
Impairment of abandoned shaft pillar development at TauTona	9	—
Write-off of mining assets at Savuka	3	9
Impairment of Tau Lekoa (classified as held for sale in 2010)	—	8
Continental Africa
Write-off of vehicles and mining equipment at Obuasi	2	—
Write-off of tailings storage facility at Iduapriem	—	8
Write-off of vehicles and heavy mining equipment at Geita	—	4
Americas
Write-off of mining assets at Serra Grande	—	3

	14	32

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note E. Debt

The Company’s outstanding debt includes:

Debt carried at amortized cost

Rated bonds

On April 22, 2010, the Company announced the pricing of an offering of 10-year and 30-year notes. The offering closed on April 28, 2010. The notes were issued by AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti Limited, and are fully and unconditionally guaranteed by AngloGold Ashanti Limited. The notes are unsecured and interest is payable semi-annually.

Details of the rated bonds are summarized as follows:

	At September 30, 2011
	Coupon rate	Total offering	Unamortized discount	Accrued interest	Total carrying value
	%	(unaudited)
		(in US Dollars, millions)

10-year unsecured notes	5.375	700	(1)	17	716
30-year unsecured notes	6.500	300	(5)	9	304

		1,000	(6)	26	1,020

	At December 31, 2010
	Coupon rate	Total offering	Unamortized discount	Accrued interest	Total carrying value
	%	(in US Dollars, millions)

10-year unsecured notes	5.375	700	(1)	8	707
30-year unsecured notes	6.500	300	(5)	4	299

		1,000	(6)	12	1,006

Loan facilities

On April 20, 2010, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., each a wholly-owned subsidiary of AngloGold Ashanti Limited, as borrowers, and AngloGold Ashanti Limited entered into a $1.0 billion four year revolving credit facility with a syndicate of lenders. AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc. each guaranteed the obligations of the borrowers and other guarantors under the facility. Amounts may be repaid and reborrowed under the facility during its four year term. During the nine months ended September 30, 2011, the Company drew down $100 million and repaid $150 million under this facility.

Details of the revolving credit facility are summarized as follows:

	At September 30, 2011
	Interest rate (1)	Commitment fee (2)	Total facility	Undrawn facility	Total drawn facility
	%	%	(unaudited)
			(in US Dollars, millions)

$1.0 billion revolving credit facility	LIBOR + 1.75	0.7	1,000	1,000	—

			1,000	1,000	—

	At December 31, 2010
	Interest	Commitment	Total	Undrawn	Total drawn
	rate (1)	fee (2)	facility	facility	facility
	%	%	(in US Dollars, millions)

$1.0 billion revolving credit facility	LIBOR + 1.75	0.7	1,000	950	50

			1,000	950	50

(1)	Outstanding amounts bear interest at a margin over the London Interbank Offered Rate (“LIBOR”).
(2)	Commitment fees are payable quarterly in arrears on the undrawn portion of the facility.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note E. Debt (continued)

Debt carried at amortized cost (continued)

FirstRand Bank Limited short-term loan facility (3)

During the first quarter of 2011, the Company repaid an amount of $99 million and terminated its short-term loan facility, entered into during November 2010, with FirstRand Bank Limited. The loan was ZAR based.

(3)	Outstanding amounts bear interest at a margin of 0.95 percent over the Johannesburg Interbank Agreed Rate (“JIBAR”).

Convertible bonds

The issue of convertible bonds in the aggregate principal amount of $732.5 million at an interest rate of 3.5 percent was concluded on May 22, 2009. These bonds are convertible into ADSs at an initial conversion price of $47.6126. The conversion price is subject to standard weighted average anti-dilution protection. The convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

The convertible bonds mature on May 22, 2014. However, at any time on or after June 12, 2012 the Company has the right, but not the obligation, to redeem all (but not part) of the convertible bonds at their principal amount together with accrued interest if the volume weighted average price of the ADSs that would be delivered by the Company on the conversion of a convertible bond of a principal amount of $100,000 exceeds $130,000 on each of at least 20 consecutive dealing days ending not earlier than five days prior to the date that the Company gives notice of the redemption.

Upon the occurrence of a change of control of the Company, each convertible bond holder will have the right to require the Company to redeem its convertible bonds at their principal amount plus accrued interest thereon. If the convertible bond holder elects to convert its convertible bonds in connection with such change of control, the Company will pay a “make whole” premium to such convertible bond holder in connection with such conversion. The conversion price is subject to adjustment on occurrence of certain events, as described in the terms and conditions of the bonds.

The Company is separately accounting for the conversion features of the convertible bonds at fair value as a derivative liability with subsequent changes in fair value recorded in earnings each period. The total fair value of the derivative liability on May 22, 2009 (date of issue) amounted to $142.2 million. The difference between the initial carrying value and the stated value of the convertible bonds is being accreted to interest expense using the effective interest method over the 5 year term of the bonds.

The convertible bonds and associated derivative liability (which has been accounted for separately) are summarized as follows:

	At September 30,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
Convertible bonds
Senior unsecured fixed rate bonds	650	630
Accrued interest	9	3

	659	633

Convertible bond derivative liability
Balance at beginning of period	176	175
Fair value movements on conversion features of convertible bonds	(98)	1

Balance at end of period	78	176

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note E. Debt (continued)

Debt carried at fair value

Mandatory convertible bonds

In September 2010, the Company issued mandatory convertible bonds at a coupon rate of 6 percent due in September 2013. The conversion of the mandatory convertible bonds into ADSs was subject to shareholder approval, which was granted in October 2010. These bonds are convertible into a variable number of ADSs, ranging from 18,140,000 at a share price equal to or lesser than $43.50, to 14,511,937 at a share price equal to or greater than $54.375, each as calculated in accordance with the formula set forth in the indenture and subject to adjustment.

The mandatory convertible bonds contain certain embedded derivatives relating to change in control and anti-dilution protection provisions. The FASB ASC guidance contains an election for the Company to record the entire instrument at fair value as opposed to separating the embedded derivatives from the instrument. The shareholders have authorized that the convertible bonds will be settled in equity and not have any cash settlement potential except if a fundamental change or conversion rate adjustment causes the number of ADSs deliverable upon conversion to exceed the number of shares reserved for such purpose, among other circumstances provided in the indenture, and therefore the Company has chosen to recognize the instrument, in its entirety, at fair value. Depending on the final calculated share price on the date of conversion, the liability recognized may differ from the principal amount.

Other convertible bonds that have been issued by the Company will only be settled in equity if future events, outside of the control of the Company, result in equity settlement and thus have a potential cash settlement at maturity that will not exceed the principal amount, in those circumstances the liabilities are recognized at amortized cost.

In determining the fair value liability of the mandatory convertible bonds, the Company has measured the effect based on the ex interest NYSE closing price on the reporting date. The ticker code used by the NYSE for the mandatory convertible bonds is AUPRA. The accounting policy of the Company is to recognize interest expense separately from the fair value adjustments in the income statement. Interest is recognized at a quarterly coupon rate of 6 percent per annum. Fair value adjustments are included in Non-hedge derivative loss and movement on bonds in the income statement. See note G.

The contractual principal amount of the mandatory convertible bonds is $789 million, provided the calculated share price of the Company is within the range of $43.50 to $54.375. If the calculated share price is below $43.50, the Company will recognize a gain on the principal amount and above $54.375 a loss. As at September 30, 2011, the actual share price was $41.36.

The mandatory convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the mandatory subordinated convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

The mandatory convertible bonds are summarized as follows:

	At September 30,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
Mandatory convertible bonds
Long-term debt at fair value	769	872
Accrued interest included in short-term debt at fair value	2	2

	771	874

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note F. (Profit)/loss on sale of assets, realization of loans, indirect taxes and other

	Nine months ended September 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Impairment of investments (1)	18	—
Indirect tax expenses and legal claims (2)	13	11
Mandatory convertible bonds underwriting and professional fees	—	26
Black economic empowerment transaction restructuring costs for Izingwe Holdings (Proprietary) Limited	7	—
Loss on disposal of land, equipment and assets in South Africa, Continental Africa, Australasia and the Americas	2	15
Impairment of other receivables	1	8
Royalties received (3)	(71)	(2)
Profit on disposal of the Company’s subsidiary ISS International Limited (4)	(2)	—
Mining contractor termination costs	—	1
Net insurance claim recovery (5)	—	(15)
Profit on disposal of investments	—	(6)
Recovery on consignment inventory	—	(5)

	(32)	33

Taxation expense/(benefit) on above items	13	(4)

(1) Impairment of investments include (see note M):
First Uranium Corporation (South Africa)	16
Village Main Reef Limited (South Africa)	2
(2) Indirect taxes and legal claims are in respect of:
Ghana	5
Guinea	7	5
Namibia	1
Tanzania		6

(3)   Included in royalties received are royalties from Newmont Mining Corporation (2009 sale of Boddington Gold mine), Simmers & Jack Mines Limited (2010 sale of Tau Lekoa Gold mine) and the sale of AngloGold Ashanti Ghana Limited’s interests in a royalty stream related to the Ayanfuri Mine to Franco Nevada Corporation for $35 million during June 2011.

(4)   ISS International Limited (“ISSI”) was classified as held for sale effective November 3, 2010, after AngloGold Ashanti entered into a memorandum of understanding with the Institute of Mine Seismology for the disposal of ISSI. The sale was concluded on February 28, 2011.

(5) On May 22, 2009, an insurable event occurred at Savuka Gold Mine. The Company recovered $42 million from its insurers. Amounts received during the nine months ended September 30, 2010 included:
Business interruption recoveries		(15)
Reimbursement of costs (included in Production costs)		(16)

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note G. Non-hedge derivative (gain)/loss and movement on bonds

	Nine months ended September 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US dollars, millions)
Non-hedge derivative (gain)/loss

(Gain)/loss on non-hedge derivatives	(97)	585

The net gain recorded in the nine months ended September 30, 2011 relates to the fair value movements of the conversion features of convertible bonds and the warrants on shares.

During the latter part of 2010, the Company eliminated its gold hedge book. The final phase of the hedge restructuring was funded with proceeds from the equity offering and the three-year mandatory convertible bonds issued in September 2010, as well as cash from internal sources and debt facilities.

As a result of the accelerated cash settlement of the normal purchase and sale exempted (“NPSE”) contracts during July 2009, the FASB ASC guidance on derivatives and hedging necessitated a review of the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. Management concluded, in accordance with the provisions of the FASB ASC guidance, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement.

The effect of the NPSE re-designation in July 2009 and subsequent accounting for these contracts is stated below.

	At September 30,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
Liability at beginning of period	—	556
Fair value movements (recorded in non-hedge derivative (gain)/loss)	—	131
Realized settlements	—	(687)

Liability at end of period	—	—

Movement on bonds
	Nine months ended September 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Fair value (gain)/loss on mandatory convertible bonds	(102)	52

Fair value movements on the mandatory convertible bonds relate to the ex interest NYSE closing price as further discussed in Note E.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note H. Taxation

The net taxation expense in the nine months ended September 30, 2011 compared to a net expense for the same period in 2010, constitutes the following:

	Nine months ended September 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Charge for current taxation (1)	270	30
Charge for deferred taxation (2)	182	97

	452	127

Income from continuing operations before income tax and equity income in associates	1,619	197

(1)	The higher current taxation is mainly due to higher earnings and foreign exchange differences for the nine months ended September 30, 2011.
(2)

The higher deferred taxation in 2011 mainly relates to the reversal of deferred taxation assets arising from the utilization of tax losses in South Africa, partly negated by the reversal of valuation allowances in North America due to the fulfillment of recognition requirements of FASB ASC guidance during the third quarter of 2011. Deferred taxation in 2010 included tax credits from the close out of the hedge book effected during the latter part of the year.

Uncertain taxes

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	At September 30,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
Balance at beginning of period	52	149
Additions for tax positions identified in prior years	7	8
Reductions for tax positions identified in prior years	—	(113)
Translation	(10)	8

Balance at end of period (1)	49	52

(1)	Unrecognized tax benefits which, if recognized, would affect the Company’s effective tax rate.

(in US Dollars, millions)

The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. For the nine months ended and as at September 30, 2011, interest recog’nized and interest accrued amounted to:

Interest recognized during the nine months ended September 30, 2011	5
Interest accrued as at September 30, 2011	11

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note I. Segment information

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s Chief Operating Decision Maker, defined as the Executive Management team, in evaluating operating performance of, and making resource allocation decisions among, operations.

	Nine months ended September 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Revenues by area
South Africa	1,916	731
Continental Africa	1,801	801
Australasia	285	178
Americas	1,109	440
Other, including Corporate and Non-gold producing subsidiaries	13	1

	5,124	2,151
Less: Equity method investments included above	(279)	(244)
Plus: Loss on realized non-hedge derivatives included above	—	1,914

Total revenues	4,845	3,821

Segment income/(loss)
South Africa	725	521
Continental Africa	709	359
Australasia	34	98
Americas	546	396
Other, including Corporate and Non-gold producing subsidiaries	(132)	(176)

Total segment income	1,882	1,198

The following are included in segment income/(loss):
Interest revenue
South Africa	20	15
Continental Africa	1	2
Australasia	3	1
Americas	4	7
Other, including Corporate and Non-gold producing subsidiaries	1	1

Total interest revenue	29	26

Interest expense
South Africa	4	3
Continental Africa	—	4
Americas	2	3
Other, including Corporate and Non-gold producing subsidiaries	129	92

Total interest expense	135	102

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note I. Segment information (continued)

	Nine months ended September 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Equity (loss)/income in associates
South Africa	(2)	(1)
Continental Africa	74	52
Other, including Corporate and Non-gold producing subsidiaries	(19)	(3)

Total equity income in associates	53	48

Reconciliation of segment income to Net income - attributable to AngloGold Ashanti
Segment total	1,882	1,198
Exploration costs	(196)	(157)
General and administrative expenses	(207)	(150)
Market development costs	(6)	(9)
Non-hedge derivative gain/(loss) and movement on bonds	199	(637)
Taxation expense	(452)	(127)
Noncontrolling interests	(32)	(36)

Net income—attributable to AngloGold Ashanti	1,188	82

	At September 30,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
Segment assets
South Africa (1)	2,933	3,370
Continental Africa	4,294	4,093
Australasia	564	534
Americas	2,449	2,170
Other, including Corporate and Non-gold producing subsidiaries	446	221

Total segment assets	10,686	10,388

(1) Includes the following which have been classified as assets held for sale:
Rand Refinery Limited	1	1
ISS International Limited	—	15
ISS International Limited was classified as held for sale in 2010. The sale was concluded effective February 28, 2011.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note J. Income per share data

	Nine months ended September 30,
	2011	2010
	(unaudited)	(unaudited)
The following table sets forth the computation of basic and diluted income per share (in US dollars millions, except per share data):
Ordinary shares undistributed income	1,095	15
E Ordinary shares undistributed income	4	—

Total undistributed income	1,099	15

Ordinary shares distributed income	89	67
E Ordinary shares distributed income	—	—

Total distributed income	89	67

Numerator—Net income
Attributable to Ordinary shares	1,184	82
Attributable to E Ordinary shares	4	—

Total attributable to AngloGold Ashanti	1,188	82

In calculating diluted income per ordinary share, the following were taken into consideration:
Income attributable to equity shareholders	1,184	82
Interest expense on convertible bonds	53	—
Amortization of issue cost and discount on convertible bonds	23	—
Fair value adjustment on convertible bonds included in income	(102)	—

Income used in calculation of diluted earnings per ordinary share	1,158	82

	Nine months ended September 30,
	2011	2010
	(unaudited)	(unaudited)
Denominator for basic income per ordinary share
Ordinary shares	381,471,126	363,135,881
Fully vested options(1)	1,447,478	1,100,186

Weighted average number of ordinary shares	382,918,604	364,236,067

Effect of dilutive potential ordinary shares
Dilutive potential of stock incentive options	1,321,614	1,158,835
Dilutive potential of convertible bonds(2)	33,524,615	—
Dilutive potential of E Ordinary shares	—	—

Denominator for diluted income per share – adjusted weighted average number of ordinary shares and assumed conversions	417,764,833	365,394,902

Weighted average number of E Ordinary shares used in calculation of basic and diluted income per E Ordinary share	2,958,298	3,305,316

(1)        Compensation awards are included in the calculation of basic income per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.

The calculation of diluted income per common share for the nine months ended September 30, 2010 did not assume the effect of the following number of shares as their effects are anti-dilutive:
(2) 2010: Issuable upon the exercise of convertible bonds		15,384,615

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note K. Accumulated other comprehensive income

Accumulated other comprehensive income, net of related taxation, consists of the following:

	Nine months ended September 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Opening balance	(385)	(654)
Translation (loss)/gain	(436)	100
Financial instruments	(63)	34

Total accumulated other comprehensive income	(884)	(520)

Total accumulated other comprehensive income includes the following:

	At September 30,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
Net cumulative loss in respect of cash flow hedges, net of tax	(2)	(2)
Total gains in respect of available for sale financial assets, net of tax	28	89
Total losses in respect of available for sale financial assets, net of tax	(2)	—

Comprehensive income consists of the following:

	Nine months ended September 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Net income	1,220	118
Translation (loss)/gain	(442)	102
Financial instruments	(63)	34

Total comprehensive income	715	254

	Nine months ended September 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Total comprehensive income attributable to:
AngloGold Ashanti	689	216
Noncontrolling interests	26	38

	715	254

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note L. Employee benefit plans

The Company has made provision for pension and provident schemes covering substantially all employees.

	Nine months ended September 30,
	2011		2010
	(unaudited)		(unaudited)
	(in US Dollars, millions)
	Pension benefits	Other benefits	Pension benefits	Other benefits
Service cost	5	1	5	1
Interest cost	17	11	14	10
Expected return on plan assets	(22)	—	(19)	—

Net periodic benefit cost	—	12	—	11

Employer contributions

	(in US Dollars, millions)
Expected contribution for 2011 (1)	7
Actual contribution for the nine months ended September 30, 2011	7

(1)	The Company’s expected contribution to its pension plan in 2011 as disclosed in the Company’s Form 20-F for the year ended December 31, 2010.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note M. Other long-term assets

	At September 30,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
Investments in associates - unlisted	5	7
Investments in associates - listed	6	3
Investments in equity accounted joint ventures	661	601

Carrying value of equity method investments	672	611
Investment in marketable equity securities - available for sale	90	124
Investment in marketable debt securities - held to maturity	8	13
Investment in non-marketable assets - held to maturity	2	2
Cost method investment	9	9
Investment in non-marketable debt securities - held to maturity	84	89
Restricted cash	22	33
Other non-current assets	142	192

	1,029	1,073

Investments in associates
During the nine months ended September 30, 2011, the Company fully impaired its investment in Orpheo (Proprietary) Limited. An impairment loss of $2 million (net of tax of $nil million) was recognized and the impairment loss is reflected in equity income in associates for 2011.
Investment in marketable equity securities - available for sale
Available for sale investments in marketable equity securities consists of investments in ordinary shares.
Cost	53	35
Gross unrealized gains	39	89
Gross unrealized losses	(2)	—

Fair value (net carrying value)	90	124

Investments in marketable equity securities includes an acquisition on July 22, 2011 of 47,065,916 shares (or approximately 19.79 percent) in First Uranium Corporation (“First Uranium”), a Canadian incorporated company, at a price of CAD0.60 per share ($0.64 per share), representing aggregate consideration of $30 million.

	Nine months ended September 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)

Other-than-temporary impairments recognized. See note F. (1)	18	—
Proceeds on disposal of available for sale securities (2)	2	9
The Company holds various equities as strategic investments in gold exploration companies. Five of the strategic investments are in an unrealized loss position and the Company has the intent and ability to hold these investments until the losses are recovered.

(1) Impairments relating to available for sale investments in marketable equity securities included:
First Uranium Corporation (South Africa)	16	—

Village Main Reef Limited (South Africa)	2	—
The impairments resulted in a transfer of fair value adjustments previously included in accumulated other comprehensive income to the income statement.
(2) During 2011 and 2010, the Company disposed of certain equity investments held by the Environmental Rehabilitation Trust Fund and its shares held in Red 5 Limited, respectively.
Reclassification of fair value adjustments to the income statement	1	(6)
Related taxation	—	2

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note M. Other long-term assets (continued)

The following tables present the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by length of time that the individual securities have been in a continuous unrealized loss position:

	Less than 12 months	More than 12 months	Total
	(in US Dollars, millions)
At September 30, 2011
Aggregate fair value of investments with unrealized losses	8	—	8
Aggregate unrealized losses	(2)	—	(2)
At December 31, 2010
Aggregate fair value of investments with unrealized losses	4	—	4
Aggregate unrealized losses	—	—	—

	At September 30,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
Investment in marketable debt securities - held to maturity	8	13
Investments in marketable debt securities represent held to maturity government bonds held by the Environmental Rehabilitation Trust Fund with a total fair value of $10 million (2010: $14 million) and gross unrealized gains of $2 million (2010: $1 million).
Investment in non-marketable assets - held to maturity	2	2
Investments in non-marketable assets represent secured loans and receivables secured by pledge of assets.
Cost method investment	9	9
The cost method investment mainly represent shares held in XDM Resources Limited. (3)
Investment in non-marketable debt securities - held to maturity	84	89
Investments in non-marketable debt securities represent the held to maturity fixed-term deposits required by legislation for the Environmental Rehabilitation Trust Fund and Nufcor Uranium Trust Fund.
As at September 30, 2011 the contractual maturities of debt securities were as follows:
Marketable debt securities
Three to seven years	8

Non-marketable debt securities
Less than one year	84

Restricted cash	22	33
Restricted cash represent cash balances held by Environmental Rehabilitation Trust Fund and Environmental Protection Bond.
Financing receivables
Loans of $19 million (2010: $8 million) are included in other long-term assets and loans of $1 million (2010: $nil million) are included in other debtors. There are no allowances for credit losses relating to these loans. Credit quality of loans is monitored on an ongoing basis.

(3)

The fair value is not estimated as there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment and it is not practicable to estimate the fair value of the investment.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note N. Financial and derivative instruments

In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, equity price, liquidity and non-performance risk, which includes credit risk. The Company is also exposed to certain by-product commodity price risk. In order to manage these risks, the Company may enter into transactions which make use of derivatives. The Company has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for speculative purposes.

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges under the FASB ASC guidance on derivatives and hedging. Cash flows related to these instruments designated as qualifying hedges are reflected in the consolidated statement of cash flows in the same category as the cash flow from the items being hedged. Accordingly, cash flows relating to the settlement of forward sale commodity derivatives contracts hedging the forecasted sale of production into the spot market as well as the forward sale currency derivative contracts hedging the forecasted capital expenditure, have been reflected upon settlement as a component of operating cash flows. The ineffective portion of cash flow hedges recognized in (gain)/loss on non-hedge derivatives in the income statement during the nine months ended September 30, 2011 was $nil million (2010: $nil million). As at September 30, 2011, the Company does not have any open cash flow hedge contracts relating to product sales or forecasted capital expenditure. Cash flow hedge losses pertaining to capital expenditure of $3 million as at September 30, 2011 are expected to be reclassified from accumulated other comprehensive income and recognized as an adjustment to depreciation expense until 2017.

A gain on non-hedge derivatives of $97 million was recorded in the nine months ended September 30, 2011 (2010: loss of $585 million). See note G “Non-hedge derivative (gain)/loss and movement on bonds” for additional information.

Gold price management activities

Gold price risk arises from the risk of an adverse effect of current or future earnings resulting from fluctuations in the price of gold. The Company historically utilized derivatives as part of its hedging of the risk. In order to provide financial exposure to the rising spot price of gold and the potential for enhanced cash-flow generation the Company completed its final tranche of the hedge buy-back program during 2010 and settled all forward gold and foreign exchange contracts that had been used by the Company in the past to manage those risks. At September 30, 2011, there were no net forward sales contracts, net call options sold and net put options sold.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note N. Financial and derivative instruments (continued)

Foreign exchange price risk protection agreements

The Company, from time to time, may enter into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies. The objective of the Company’s foreign currency hedging activities is to protect the Company from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

As at September 30, 2011, the Company had no open forward exchange or currency option contracts in its currency hedge position.

Interest and liquidity risk

Fluctuations in interest rates impacts interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the Company receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks.

The Company is able to actively source financing at competitive rates. The counterparts are financial and banking institutions and their credit ratings are regularly monitored by the Company.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note N. Financial and derivative instruments (continued)

Non-performance risk

Realization of contracts is dependent upon counterparts’ performance. The Company has not obtained collateral or other security to support the financial instruments subject to non-performance risk, but the credit standing of counterparts was monitored on a regular basis throughout the period. The Company spreads it business over a number of financial and banking institutions to minimize the risk of potential non-performance risk. Furthermore, the approval process of counterparts and the limits applied to each counterpart were monitored by the board of directors. Where possible, ISDA netting agreements were put into place by management.

The combined maximum credit risk exposure at September 30, 2011 amounts to $182 million. Credit risk exposure netted by open derivative positions with counterparts was $nil million as at September 30, 2011. No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

The fair value of derivative assets and liabilities reflects non-performance risk relating to the counterparts and the Company, respectively, as at September 30, 2011.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the Company’s financial instruments, as measured at September 30, 2011 and December 31, 2010, are as follows (assets (liabilities)):

	September 30, 2011		December 31, 2010
	(unaudited)
	(in US Dollars, millions)
	Carrying		Carrying
	amount	Fair Value	amount	Fair Value
Cash and cash equivalents	1,075	1,075	575	575
Restricted cash	60	60	43	43
Short-term debt	(45)	(45)	(133)	(133)
Short-term debt at fair value	(2)	(2)	(2)	(2)
Long-term debt	(1,688)	(1,824)	(1,730)	(2,059)
Long-term debt at fair value	(769)	(769)	(872)	(872)
Derivatives	(78)	(78)	(175)	(175)
Marketable equity securities—available for sale	90	90	124	124
Marketable debt securities—held to maturity	8	10	13	14
Non-marketable assets—held to maturity	2	2	2	2
Non-marketable debt securities—held to maturity	84	84	89	89

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note N. Financial and derivative instruments (continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents and short-term debt

The carrying amounts approximate fair value because of the short-term duration of these instruments.

Long-term debt

The mandatory convertible bonds are carried at fair value. The fair value of the convertible and rated bonds are shown at their quoted market value. Other long-term debt re-prices on a short-term floating rate basis, and accordingly the carrying amount approximates fair value.

Derivatives

The fair value of volatility-based instruments (i.e. options) are estimated based on market prices, volatilities, credit risk and interest rates for the periods under review.

Investments

Marketable equity securities classified as available-for-sale are carried at fair value. Marketable debt securities classified as held to maturity are measured at amortized cost. Non-marketable assets classified as held to maturity are measured at amortized cost. The fair value of marketable debt securities and non-marketable assets has been calculated using market interest rates. Investments in non-marketable debt securities classified as held to maturity are measured at amortized cost. The cost method investment is carried at cost. There is no active market for the investment and the fair value cannot be reliably measured.

Fair value of the derivative assets/(liabilities) split by accounting designation

		At September 30, 2011
		(unaudited)
		(in US Dollars, millions)
Assets
	Balance Sheet location	Non-hedge accounted	Total

Warrants on shares	Current assets - derivatives	—	—

Total derivatives		—	—

		At September 30, 2011
		(unaudited)
		(in US Dollars, millions)
Liabilities
	Balance Sheet location	Non-hedge accounted	Total

Option component of convertible bonds	Non-current liabilities - derivatives	(78)	(78)

Total derivatives		(78)	(78)

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note N. Financial and derivative instruments (continued)

Fair value of the derivative assets/(liabilities) split by accounting designation

		At December 31, 2010
		(in US Dollars, millions)
Assets
	Balance Sheet location	Non-hedge accounted	Total

Warrants on shares	Current assets - derivatives	1	1

Total derivatives		1	1

		At December 31, 2010
		(in US Dollars, millions)
Liabilities
	Balance Sheet location	Non-hedge accounted	Total

Option component of convertible bonds	Non-current liabilities - derivatives	(176)	(176)

Total derivatives		(176)	(176)

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note N. Financial and derivative instruments (continued)

Non-hedge derivative (gain)/loss and movement on bonds recognized

		Nine months ended September 30,
		2011	2010
		(unaudited)	(unaudited)
		(in US Dollars, millions)
	Location of (gain)/loss in income
Realized
Forward sales type agreements - commodity	Non-hedge derivative (gain)/loss and movement on bonds	—	336
Option contracts - commodity	Non-hedge derivative (gain)/loss and movement on bonds	—	1,555
Forward sales agreements - currency	Non-hedge derivative (gain)/loss and movement on bonds	—	11
Option contracts - currency	Non-hedge derivative (gain)/loss and movement on bonds	—	(3)
Interest rate swaps - gold	Non-hedge derivative (gain)/loss and movement on bonds	—	15

		—	1,914

Unrealized
Forward sales type agreements - commodity	Non-hedge derivative (gain)/loss and movement on bonds	—	150
Option contracts - commodity	Non-hedge derivative (gain)/loss and movement on bonds	—	(1,430)
Interest rate swaps - gold	Non-hedge derivative (gain)/loss and movement on bonds	—	(13)
Option component of convertible bonds	Non-hedge derivative (gain)/loss and movement on bonds	(98)	(40)
Warrants on shares	Non-hedge derivative (gain)/loss and movement on bonds	1	4
Fair value movement on mandatory convertible bonds	Non-hedge derivative (gain)/loss and movement on bonds	(102)	52

		(199)	(1,277)

Non-hedge derivative (gain)/loss and movement on bonds		(199)	637

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note N. Financial and derivative instruments (continued)

Other comprehensive income

Nine months ended September 30, 2011
(unaudited)
(in US Dollars, millions)
	Cash flow hedges, before taxation	Cash flow hedges removed from equity, before taxation		Hedge ineffectiveness, before taxation

	Gain/(loss) recognized in accumulated other comprehensive income (effective portion)	Location of (gain)/loss reclassified from accumulated other comprehensive income into income (effective portion)	Amount of (gain)/loss reclassified from accumulated other comprehensive income into income (effective portion)	Location of (gain)/loss recognized in income (ineffective portion)	Amount of (gain)/loss recognized in income (ineffective portion)

Forward sales agreements - commodity	—	Product sales	—	Non-hedge derivatives (gain)/loss and movement on bonds	—

	—		—		—

Other comprehensive income

	Nine months ended September 30, 2010
	(unaudited)
	(in US Dollars, millions)
	Cash flow hedges, before taxation	Cash flow hedges removed from equity, before taxation		Hedge ineffectiveness, before taxation

	Gain/(loss) recognized in accumulated other comprehensive income (effective portion)	Location of (gain)/loss reclassified from accumulated other comprehensive income into income (effective portion)	Amount of (gain)/loss reclassified from accumulated other comprehensive income into income (effective portion)	Location of (gain)/loss recognized in income (ineffective portion)	Amount of (gain)/loss recognized in income (ineffective portion)

Forward sales type agreements - commodity	—	Product sales	52	Non-hedge derivatives (gain)/loss and movement on bonds	—

	—		52		—

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note N. Financial and derivative instruments (continued)

Other comprehensive income

	Accumulated other comprehensive income as of January 1, 2011	Changes in fair value and other movements recognized in 2011	Reclassification adjustments	Accumulated other comprehensive income as of September 30, 2011
	$	$	$	$

Derivatives designated as
Capital expenditure	(3)	—	—	(3)

Before tax totals	(3)	—	—	(3)

After tax totals	(2)	—	—	(2)

	Accumulated other comprehensive income as of January 1, 2010	Changes in fair value and other movements recognized in 2010	Reclassification adjustments	Accumulated other comprehensive income as of September 30, 2010
	$	$	$	$

Derivatives designated as
Gold sales	(52)	—	52	—
Capital expenditure	(3)	—	—	(3)

Before tax totals	(55)	—	52	(3)

After tax totals	(22)	—	20	(2)

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note O. Commitments and contingencies

Capital expenditure commitments:

	At September 30,
	2011
	(unaudited	)
	(in US Dollars, millions	)

Contracts for capital expenditure	286
Authorized by the directors but not yet contracted for	1,237

	1,523

The Company intends to finance these capital expenditures from cash on hand, cash flow from operations, existing and new replacement credit facilities and long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.

Contingencies and guarantees are summarized as follows for disclosure purposes. Amounts represent possible losses for loss contingencies, where an estimate can be made, and quantification of guarantees:

	At September 30,

	2011
	(unaudited	)
	(in US Dollars, millions	)
Contingent liabilities

Groundwater pollution (1)	—
Deep groundwater pollution - South Africa (2)	—
Sales tax on gold deliveries - Brazil (3)	84
Other tax disputes - Brazil (4)	35
Indirect taxes - Ghana (5)	11
Occupational Diseases in Mines and Works Act (“ODMWA”) litigation (6)	—

Contingent assets

Royalty - Boddington Gold Mine (7)	—
Royalty - Tau Lekoa Gold Mine (8)	—

Financial guarantees

Oro Group surety (9)	12
AngloGold Ashanti USA reclamation bonds (10)	101
AngloGold Ashanti environmental guarantees (11)	148
Guarantee provided for revolving credit facility (12)	—
Guarantee provided for mandatory convertible bonds (13)	791
Guarantee provided for rated bonds (14)	1,026
Guarantee provided for convertible bonds (15)	742

Hedging guarantees
Gold delivery guarantees (16)	—
Ashanti Treasury Services Limited (“ATS”) hedging guarantees (17)	—
Geita Management Company Limited (“GMC”) hedging guarantees (18)	—

	2,950

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note O. Commitments and contingencies (continued)

(1) Ground water pollution

The Company has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The Company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (“MNA”) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modeling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reasonable estimate can be made for the obligation.

(2) Deep ground water pollution - South Africa

The Company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Department of Mineral Resources and affected mining companies are involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the estimation of a liability, no reasonable estimate can be made for the obligation.

At September 30,
2011
(unaudited)
(in US Dollars, millions)

(3) Sales tax on gold deliveries - Brazil

Mineração Serra Grande S.A. (“MSG”) received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti Córrego do Sitío Mineração S.A. manages the operation. In November 2006, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The Company believes both assessments are in violation of federal legislation on sales taxes.

The Company’s attributable share of the assessments are as follows:

First assessment	52

Second assessment	32

84

(4) Other tax disputes - Brazil

MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the Company’s appeal against the assessment. The Company is now appealing the dismissal of the case. The Company’s attributable share of the assessment is approximately:	9
Subsidiaries of the Company in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately:	26

35

(5) Indirect taxes - Ghana

AngloGold Ashanti (Ghana) Limited received a tax assessment during September 2009 in respect of the 2006, 2007 and 2008 tax years following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the Company has lodged an objection.

The assessment is approximately:	11

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note O. Commitments and contingencies (continued)

(6) ODMWA litigation

The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeals in 2010. In both instances judgment was awarded in favor of AngloGold Ashanti Limited. A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgment in the Constitutional Court was handed down on March 3, 2011.

Following the judgment, Mr Mankayi’s executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti.

The Company will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too would be defended by the Company and adjudicated by the courts on their merits. In view of the limitation of current information for the estimation of a possible liability, no reasonable estimate can be made for this possible obligation.

At September 30,
2011
(unaudited)
(in US Dollars, millions)

(7) Royalty - Boddington Gold Mine

As a result of the sale of the interest in the Boddington Gold Mine during 2009, the Company is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash costs plus $600 per ounce. The royalty is payable in each quarter from and after the second quarter in 2010, within forty five days of reporting period close and is capped at a total amount of $100 million.

Details of the royalty are as follows:

Total royalties received and receivable to date.	35

(8) Royalty - Tau Lekoa Gold Mine

As a result of the sale of the Tau Lekoa Gold Mine during 2010, the Company is entitled to receive a royalty on the production of a total of 1.5 million ounces by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000 per kilogram (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000 per kilogram (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5 million ounces upon which the royalty is payable. The royalty will be determined at 3 percent of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets.

Royalties received in cash during the nine months ended September 30, 2011.	3

(9) Oro Group surety	12

The Company has provided surety in favor of a lender on a gold loan facility with its associate Oro Group (Proprietary) Limited and one of its subsidiaries. The Company has a total maximum liability, in terms of the suretyships, of R100 million. The probability of the non-performance under the suretyships is considered minimal.

(10) AngloGold Ashanti USA reclamation bonds	101

Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations. The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet its rehabilitation obligations. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note O. Commitments and contingencies (continued)

		At September 30,
		2011
		(unaudited)
		(in US Dollars, millions)

(11)	AngloGold Ashanti environmental guarantees	148

	Pursuant to South African mining laws, mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws. In order to cover against premature closure costs, the Company has secured bank guarantees to cover potential rehabilitation obligations of certain mines in South Africa. The Company has provided a guarantee for these obligations which would be payable in the event of the South African mines not being able to meet such rehabilitation obligations. The obligations will expire upon compliance with all provisions of the environment management program in terms of South African mining laws. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

(12)	Guarantee provided for revolving credit facility

	AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, as guarantors, have each guaranteed all payments and other obligations of the borrowers and the other guarantors under the $1.0 billion four year revolving credit facility.

	The total amount outstanding under this facility as at September 30, 2011 amounted to:	—

(13)	Guarantee provided for mandatory convertible bonds	791

	AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $789 million 6 percent mandatory convertible bonds due 2013.

(14)	Guarantee provided for rated bonds	1,026

	AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700 million 5.375 percent rated bonds due 2020 and the issued $300 million 6.5 percent rated bonds due 2040.

(15)	Guarantee provided for convertible bonds	742

	AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $732.5 million 3.5 percent convertible bonds due 2014.

(16)	Gold delivery guarantees	—

	The Company has issued gold delivery guarantees to several counterpart banks pursuant to which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements. At September 30, 2011 the Company had no open gold hedge contracts.

(17)	ATS hedging guarantees	—

	The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc has provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary ATS. The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the hedging agreements. At September 30, 2011 the Company had no open gold hedge contracts.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note O. Commitments and contingencies (continued)

At September 30,
2011
(unaudited)
(in US Dollars, millions)

(18) GMC hedging guarantees	—

The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the hedging agreements. At September 30, 2011 the Company had no open gold hedge contracts.

Vulnerability from concentrations

There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government. The outstanding amounts have been discounted to their present value at a rate of 7.82 percent.

The recoverable value added tax and fuel duties are summarized as follows:

Recoverable value added tax due to the Company	44

Recoverable fuel duties due to the Company (1)	73

(1) Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note P. Share incentive scheme and plans

Restructuring of ESOP and Black Economic Empowerment Transaction

On December 12, 2006, AngloGold Ashanti announced the finalization of the Bokamoso Employee Share Ownership Plan (“Bokamoso ESOP”) for employees of the South African operations. The Bokamoso ESOP creates an opportunity for AngloGold Ashanti and the unions to ensure a closer alignment of the interest between South African based employees and the Company. Participation is restricted to those employees not eligible for participation in any other South African share incentive plan.

On April 14, 2011, AngloGold Ashanti Limited, the National Union of Mineworkers (“NUM”), Solidarity, The Union (“UASA”), Izingwe Holdings (Proprietary) Limited and the Bokamoso ESOP Board of Trustees announced the restructuring of the empowerment transactions concluded respectively between the Company and the unions, and the Company and Izingwe Holdings (Proprietary) Limited (“Izingwe”) in 2006.

This restructuring was motivated by the fact that share price performance since the onset of the 2008 global financial crisis led to a situation where the first two tranches of E shares (otherwise known to participants as loan shares), which operate essentially as share appreciation rights, vested and lapsed at no additional value to Bokamoso ESOP beneficiaries and Izingwe.

In order to remedy this situation in a manner that would ensure an element of value accruing to participants, though at a reasonable incremental cost to AngloGold Ashanti shareholders, the scheme was restructured as follows:

•	All lapsed loan shares that vested without value were reinstated;

•	The strike (base) price was fixed at R320 per share for the Bokamoso ESOP and R330 for Izingwe;

•	The notional interest charge fell away;

•	As before, 50 percent of any dividends declared will be used to reduce the strike price;

•	As before, the remaining 50 percent is paid directly to participants under the empowerment transaction; and

•

The life span of the scheme was extended by an additional one year, the last vesting being in 2014, instead of 2013. A minimum payout on vesting of the E shares has been set at R40 each and a maximum payout of R70 each per E Share for Izingwe and R90 each for members of the Bokamoso ESOP (i.e. employees), plus the impact of the 50 percent of dividend flow. While the floor price provides certainty to all beneficiaries of the empowerment transactions, the creation of a ceiling serves to limit the cost to AngloGold Ashanti and its shareholders.

The total incremental fair value of awards granted were R29.14 per share and will be included in earnings up to the vesting date in 2014. The Company recorded an incremental charge of $10 million to earnings during the nine months ended September 30, 2011 as a result of the restructuring.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note Q. Declaration of dividends Details of the final dividends of 2010 and interim dividends of 2011 are set forth in the table below:

	Ordinary shareholders				E ordinary shareholders
	Final dividend	Interim dividends			Final dividend	Interim dividends
	2010	2011	2011		2010	2011	2011

Declaration date	Feb 15, 2011	Aug 2, 2011	Nov 7, 2011		Feb 15, 2011	Aug 2, 2011	Nov 7, 2011
Record date	Mar 11, 2011	Sep 2, 2011	Dec 2, 2011		Mar 11, 2011	Sep 2, 2011	Dec 2, 2011
Payment date -Ordinary /E ordinary shareholders	Mar 18, 2011	Sep 9, 2011	Dec 9, 2011		Mar 18, 2011	Sep 9, 2011	Dec 9, 2011
Payment date - CDIs	Mar 18, 2011	Sep 9, 2011	Dec 9, 2011		—	—	—
Payment date - GhDSs	Mar 21, 2011	Sep 12, 2011	Dec 12, 2011	(1)	—	—	—
Payment date - ADSs	Mar 28, 2011	Sep 19, 2011	Dec 19, 2011	(1)	—	—	—

Dividend amount per share (US cents)	11.260	12.081	11.441	(2)	5.630	6.041	5.721	(2)
Dividend amount per share (South African cents)	80.0	90.0	90.0		40.0	45.0	45.0

(1)	Approximate payment date.

(2)	Approximate amount.

During the third quarter of 2011, the Company changed its timing of dividend payments to quarterly rather than half-yearly.

Dividends are declared in South African cents. Dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.

In addition to the cash dividend, an amount equal to the dividend paid to holders of E ordinary shares will be offset when calculating the strike price of E ordinary shares.

Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note R. Fair value measurements

The FASB ASC guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company utilizes the market approach to measure fair value. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The following table sets out the Company’s financial assets and (liabilities) measured at fair value, by level, within the hierarchy as at September 30, 2011 (in US Dollars, millions):

Items measured at fair value on a recurring basis

Description	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	1,075			1,075
Marketable equity securities	90			90
Mandatory convertible bonds	(771)			(771)
Option component of convertible bonds		(78)		(78)

The Company’s cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities. Due to the short maturity of cash, carrying amounts approximate fair values.

The Company’s marketable equity securities are included in Other long-term assets in the Company’s consolidated balance sheet. They consist of investments in ordinary shares and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.

The Company’s mandatory convertible bonds are included in debt in the Company’s consolidated balance sheet. The bonds are valued using quoted market prices in an active market and as such are classified within Level 1 of the fair value hierarchy. The fair value of the bonds is calculated as the quoted market price of the bond multiplied by the quantity of bonds issued by the Company.

The conversion features of convertible bonds are included as derivatives on the balance sheet. Such instruments are typically classified within Level 2 of the fair value hierarchy.

The following inputs were used in the valuation of the conversion features of convertible bonds as at September 30:

2011
Market quoted bond price (percent)	109.250
Fair value of bond excluding conversion feature (percent)	98.670
Fair value of conversion feature (percent)	10.580
Total issued bond value ($ million)	732.5

The option component of the convertible bonds is calculated as the difference between the price of the bond including the option component (bond price) and the price excluding the option component (bond floor price).

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note R. Fair value measurements (continued)

Nine months ended September 30,
2011
(unaudited)
(in US Dollars, millions)
Items measured at fair value on a non-recurring basis

During the nine months ended September 30, 2011, the Company fully impaired and wrote-off certain assets in South Africa and Continental Africa. See note D. This resulted in a loss, which is included in earnings, of:	14

During the nine months ended September 30, 2011, the Company fully impaired its equity method investment in Orpheo (Proprietary) Limited. See note M. This resulted in a loss, which is included in equity income in associates, of:	2

The above items are summarized as follows:

Description	Fair value $	Level 1 $	Level 2 $	Level 3 $	Total gain/(loss) $
Long-lived assets abandoned	—				(14)
Investment in associates	—				(2)

	—	—	—	—	(16)

Note S. Supplemental condensed consolidating financial information

AngloGold Ashanti Holdings plc (“IOMco”), a wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). Refer to Notes E “Debt” and O “Commitments and Contingencies”. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America and Namibia). The following is condensed consolidating financial information for the Company as of September 30, 2011 and December 31, 2010 and for the nine months ended September 30, 2011 and 2010, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of income

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

(unaudited)

(in US dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Sales and other income	2,007	—	2,983	(145)	4,845
Product sales	1,889	—	2,902	—	4,791
Interest, dividends and other	118	—	81	(145)	54

Costs and expenses	1,943	85	660	538	3,226
Production costs	824	—	1,327	—	2,151
Exploration costs	13	14	169	—	196
Related party transactions	(8)	—	—	—	(8)
General and administrative expenses/(recoveries)	186	36	17	(32)	207
Royalties paid	54	—	88	—	142
Market development costs	3	—	3	—	6
Depreciation, depletion and amortization	276	—	307	—	583
Impairment of assets	11	—	3	—	14
Interest expense	4	52	79	—	135
Accretion expense	9	—	12	—	21
Employment severance costs	7	—	3	—	10
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	564	(17)	(1,149)	570	(32)
Non-hedge derivative gain and movement on bonds	—	—	(199)	—	(199)
Income/(loss) before income tax provision	64	(85)	2,323	(683)	1,619
Taxation expense	(225)	(1)	(226)	—	(452)
Equity income in associates	47	6	—	—	53
Equity income/(loss) in subsidiaries	1,353	656	—	(2,009)	—
Income/(loss) from continuing operations	1,239	576	2,097	(2,692)	1,220
Preferred stock dividends	(51)	—	(52)	103	—
Net income/(loss)	1,188	576	2,045	(2,589)	1,220
Less: Net income attributable to noncontrolling interests	—	—	(32)	—	(32)
Net income/(loss)—attributable to AngloGold Ashanti	1,188	576	2,013	(2,589)	1,188

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of income
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
(unaudited) (in US dollars, millions)
	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Sales and other income	1,634	(2)	2,296	(107)	3,821
Product sales	1,553	—	2,238	—	3,791
Interest, dividends and other	81	(2)	58	(107)	30

Costs and expenses	1,252	394	2,312	(334)	3,624
Production costs	784	—	1,093	—	1,877
Exploration costs	6	8	143	—	157
Related party transactions	(13)	—	—	—	(13)
General and administrative expenses/(recoveries)	109	(6)	39	8	150
Royalties paid	21	—	75	—	96
Market development costs	5	—	4	—	9
Depreciation, depletion and amortization	253	—	261	—	514
Impairment of assets	17	—	15	—	32
Interest expense	3	50	49	—	102
Accretion expense	7	—	9	—	16
Employment severance costs	12	—	2	—	14
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	8	342	25	(342)	33
Non-hedge derivative loss and movement on bonds	40	—	597	—	637
Income/(loss) before income tax provision	382	(396)	(16)	227	197
Taxation benefit/(expense)	39	(1)	(165)	—	(127)
Equity income in associates	48	—	—	—	48
Equity (loss)/income in subsidiaries	(336)	(163)	—	499	—
Income/(loss) from continuing operations	133	(560)	(181)	726	118
Preferred stock dividends	(51)	—	(51)	102	—
Net income/(loss)	82	(560)	(232)	828	118
Less: Net income attributable to noncontrolling interests	—	—	(36)	—	(36)
Net income/(loss)—attributable to AngloGold Ashanti	82	(560)	(268)	828	82

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets
AT SEPTEMBER 30, 2011
(unaudited) (in US dollars, millions)
	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
ASSETS
Current Assets	860	2,323	3,339	(4,108)	2,414
Cash and cash equivalents	471	325	279	—	1,075
Restricted cash	1	—	37	—	38
Receivables, inter-group balances and other current assets	388	1,998	3,023	(4,108)	1,301
Property, plant and equipment, net	1,837	—	3,974	—	5,811
Acquired properties, net	168	—	613	—	781
Goodwill	6	—	188	(16)	178
Other intangibles, net	—	—	16	—	16
Other long-term inventory	—	—	54	—	54
Materials on the leach pad	—	—	367	—	367
Other long-term assets and deferred taxation assets	4,061	3,484	897	(7,377)	1,065
Total assets	6,932	5,807	9,448	(11,501)	10,686
LIABILITIES AND EQUITY
Current liabilities including inter-group balances	851	1,571	2,978	(4,448)	952
Other non-current liabilities	49	—	60	(43)	66
Long-term debt	32	994	1,431	—	2,457
Derivatives	—	—	78	—	78
Deferred taxation liabilities	598	—	549	5	1,152
Provision for environmental rehabilitation	151	—	395	—	546
Other accrued liabilities	—	—	33	—	33
Provision for pension and other post-retirement medical benefits	139	—	15	—	154
Commitments and contingencies	—	—	—	—	—
Equity	5,112	3,242	3,909	(7,015)	5,248
Stock issued	13	5,219	897	(6,116)	13
Additional paid in capital	8,717	393	219	(612)	8,717
Accumulated (deficit)/profit	(2,770)	(2,369)	(3,570)	5,939	(2,770)
Accumulated other comprehensive income and reserves	(848)	(1)	6,228	(6,227)	(848)
Total AngloGold Ashanti stockholders’ equity	5,112	3,242	3,774	(7,016)	5,112
Noncontrolling interests	—	—	135	1	136

Total liabilities and equity	6,932	5,807	9,448	(11,501)	10,686

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets
AT DECEMBER 31, 2010
(in US Dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
ASSETS
Current Assets	1,169	2,265	3,869	(5,306)	1,997
Cash and cash equivalents	152	114	309	—	575
Restricted cash	1	—	9	—	10
Receivables, inter-group balances and other current assets	1,016	2,151	3,551	(5,306)	1,412
Property, plant and equipment, net	2,197	—	3,729	—	5,926
Acquired properties, net	217	—	619	—	836
Goodwill	—	—	197	(17)	180
Other intangibles, net	—	—	17	—	17
Other long-term inventory	—	—	27	—	27
Materials on the leach pad	—	—	331	—	331
Other long-term assets and deferred taxation assets	3,328	736	914	(3,904)	1,074
Total assets	6,911	3,001	9,703	(9,227)	10,388
LIABILITIES AND EQUITY
Current liabilities including inter-group balances	1,293	1,587	6,116	(7,992)	1,004
Other non-current liabilities	52	—	71	(54)	69
Long-term debt	39	1,044	1,519	—	2,602
Derivatives	—	—	176	—	176
Deferred taxation liabilities	720	—	471	9	1,200
Provision for environmental rehabilitation	176	—	354	—	530
Other accrued liabilities	—	—	38	—	38
Provision for pension and other post-retirement medical benefits	165	—	15	—	180
Commitments and contingencies	—	—	—	—	—
Equity	4,466	370	943	(1,190)	4,589
Stock issued	13	4,587	897	(5,484)	13
Additional paid in capital	8,670	363	219	(582)	8,670
Accumulated (deficit)/profit	(3,869)	(4,580)	(4,350)	8,930	(3,869)
Accumulated other comprehensive income and reserves	(348)	—	4,055	(4,055)	(348)
Total AngloGold Ashanti stockholders’ equity	4,466	370	821	(1,191)	4,466
Noncontrolling interests	—	—	122	1	123
Total liabilities and equity	6,911	3,001	9,703	(9,227)	10,388

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of cash flows
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011
(unaudited)
(in US Dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Net cash provided by/(used) in operating activities	1,016	57	981	(103)	1,951
Net income/(loss)	1,188	576	2,045	(2,589)	1,220
Reconciled to net cash provided by/(used) in by operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	565	(17)	(1,088)	570	30
Depreciation, depletion and amortization	276	—	307	—	583
Impairment of assets	11	—	3	—	14
Deferred taxation	176	—	6	—	182
Other non cash items	(1,455)	(635)	19	1,916	(155)
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	1	—	49	—	50
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables	144	117	(261)	—	—
Receivables	20	—	(28)	—	(8)
Inventories	22	—	(141)	—	(119)
Accounts payable and other current liabilities	68	16	70	—	154
Net cash used in investing activities	(373)	(72)	(658)	—	(1,103)
Increase in non-current investments	(31)	(69)	(115)	—	(215)
Additions to property, plant and equipment	(352)	—	(587)	—	(939)
Expenditure on intangible assets	(6)	—	—	—	(6)
Proceeds on sale of mining assets	5	—	7	—	12
Proceeds on sale of investments	—	—	79	—	79
Proceeds from disposal of subsidiary	9	—	—	—	9
Loans receivable advanced	—	(3)	(10)	—	(13)
Loans receivable repaid	3	—	—	—	3
Cash of subsidiary disposed	—	—	(11)	—	(11)
Change in restricted cash	(1)	—	(21)	—	(22)
Net cash (used)/generated by financing activities	(235)	226	(347)	103	(253)
Repayments of debt	(98)	(150)	(11)	—	(259)
Issuance of stock	3	110	(110)	—	3
Proceeds from debt	—	100	6	—	106
Dividends (paid)/received	(140)	166	(232)	103	(103)
Net increase/(decrease) in cash and cash equivalents	408	211	(24)	—	595
Effect of exchange rate changes on cash	(89)	—	(17)	—	(106)
Cash and cash equivalents – January 1,	152	114	320	—	586
Cash and cash equivalents – September 30,	471	325	279	—	1,075

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2011

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of cash flows
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
(unaudited)
(in US Dollars, millions)

	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total
Net cash (used) in/provided by operating activities	(86)	(357)	1,086	(102)	541
Net income/(loss)	82	(560)	(232)	828	118
Reconciled to net cash (used) in/provided by operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	28	342	20	(342)	48
Depreciation, depletion and amortization	253	—	261	—	514
Impairment of assets	17	—	15	—	32
Deferred taxation	78	—	19	—	97
Cash utilized for hedge book settlements	(774)	—	(776)	—	(1,550)
Other non cash items	609	(182)	1,715	(588)	1,554
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	3	—	22	—	25
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables	(208)	26	182	—	—
Receivables	(21)	3	(80)	—	(98)
Inventories	(17)	—	(109)	—	(126)
Accounts payable and other current liabilities	(136)	14	49	—	(73)
Net cash used in investing activities	(666)	(29)	(573)	—	(1,268)
Increase in non-current investments	—	(29)	(91)	—	(120)
Additions to property, plant and equipment	(281)	—	(342)	—	(623)
Proceeds on sale of mining assets	62	—	5	—	67
Proceeds on sale of investments	—	—	62	—	62
Cash outflows from derivatives purchased	(444)	—	(226)	—	(670)
Loans receivable advanced	(3)	—	(4)	—	(7)
Change in restricted cash	—	—	23	—	23
Net cash generated/(used) by financing activities	827	567	(580)	102	916
Repayments of debt	—	(1,000)	(318)	—	(1,318)
Issuance of stock	793	281	(281)	—	793
Share issue expenses	(16)	—	—	—	(16)
Proceeds from debt	208	994	838	—	2,040
Debt issue costs	—	(12)	(22)	—	(34)
Cash outflows from derivatives with financing	(40)	—	(413)	—	(453)
Dividends (paid)/received	(118)	304	(384)	102	(96)
Net increase/(decrease) in cash and cash equivalents	75	181	(67)	—	189
Effect of exchange rate changes on cash	21	—	28	—	49
Cash and cash equivalents – January 1,	231	578	291	—	1,100
Cash and cash equivalents – September 30,	327	759	252	—	1,338

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 PREPARED IN ACCORDANCE WITH US GAAP

In the following discussion references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to euro or € are to the lawful currency of the member states of the European Union participating in the Economic and Monetary Union, references to AUD dollars and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of Brazil, references to C$ are to the lawful currency of Canada and references to GHC or cedi are to the lawful currency of Ghana.

Introduction

AngloGold Ashanti’s operating results are directly related to the price of gold, which can fluctuate widely and which is affected by numerous factors beyond AngloGold Ashanti’s control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales and purchases by central banks and the International Monetary Fund (“IMF”), global or regional political or economic events, and production and cost levels in major gold-producing regions. In addition, the price of gold is often subject to sharp, short-term changes because of speculative activities. The shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below the Company’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects.

Dividend

The higher gold price environment, the Company’s un-hedged position and its operating and financial performance have allowed AngloGold Ashanti the opportunity to further improve returns to shareholders. Dividends will now be paid quarterly rather than half-yearly.

The Company announced a dividend of 90 South African cents for the third quarter of 2011, equivalent to the dividend paid in the first half of 2011.

Impact of exchange rate fluctuations

The value of the rand strengthened by 6 percent against the US dollar when compared to the average exchange rates of the rand against the US dollar of R6.97 and R7.45 during the first nine months of 2011 and 2010, respectively. The stronger rand against the US dollar negatively impacted on the dollar denominated costs and therefore on the profitability of AngloGold Ashanti.

The value of the Australian dollar strengthened by 14 percent against the US dollar when compared to the average exchange rate of A$0.96 for the first nine months of 2011 against an average exchange rate of A$1.12 for the same period in 2010. The value of the Brazilian real strengthened by 8 percent against the US dollar based on the average exchange rates of BRL1.63 and BRL1.78 per US dollar during the first nine months of 2011 and 2010, respectively. The strengthening of these currencies against the US dollar further negatively impacted the dollar denominated costs, and therefore, the profitability of AngloGold Ashanti during the period.

Restructuring of ESOP and Black Economic Empowerment Transaction

On April 14, 2011, AngloGold Ashanti announced the restructuring of its black economic empowerment transaction, initially entered into in 2006, to ensure the intended benefits accrue to its recipients, namely its South African employees, through the Bokamoso ESOP trust and BEE Partner, Izingwe Holdings.

The total incremental fair value of awards granted were R29.14 per share and will be included in earnings up to the vesting date in 2014. The Company recorded a charge of $10 million to earnings during the nine months ended September 30, 2011 as a result of the restructuring. The principal component of the restructured transaction is the reinstatement over the next three years of a total of approximately 1.37 million E Ordinary shares that have either lapsed or are expected to lapse without realizing the anticipated value for their holders. Also, an additional 48,923 new ordinary shares were allotted to employees who qualify for the scheme as of the original cut-off date.

Acquisitions and dispositions

The Company disposed of its subsidiary ISS International Limited during the first quarter of 2011. The sale closed on February 28, 2011 and the Company realized a profit of $2 million on disposal.

Gold market for the quarter ended September 30, 2011

Gold price movement and investment markets

Gold price data

After rising only 4.5 percent from January 2011 to June 2011, the third quarter of 2011 saw a 30 percent advance in the gold price, which peaked at a record $1,920 per ounce during September. The quarter was also marked by a sharp increase in gold price volatility, largely reflecting investor nervousness and uncertainty. The effect of the United States federal debt ceiling impasse was exacerbated when Standard & Poor’s downgraded the country’s sovereign rating, citing political risk and a rising debt burden. Additionally, the European debt crisis accelerated, which also brought into focus the exposure of the European banking sector to European sovereign bonds. The current economic outlook for the United States and European Union remains uncertain.

Investment demand

The challenging economic and debt conditions of the third quarter of 2011 helped support greater investor interest in exchange traded funds (“ETF”). By the time the United States sovereign rating downgrade was announced, combined holdings of the major ETFs rose 6 percent to 72 million ounces from the start of the quarter. Subsequent additions were more modest and remained positive over the third quarter of 2011. In India, the ETF market continued to show steady growth and potential as a promising long-term source of gold demand. The COMEX positioning was more volatile over the period, increasing from 24 million ounces net long at the start of July 2011 to a peak of almost 34 million ounces around early August, when the United States debt rating was downgraded. Significant liquidation, however, occurred during the last week of September 2011, took the net long position down to 21.4 million ounces at quarter end. Bar and coin demand in the United States remained firm, while demand in China for imported kilobars continued to expand. In China the increased demand for kilobars necessitated an importation of gold by Chinese jewelry manufacturers for consumption thereof and for the production of investment bars for sale in retail outlets. The demand, however, was not as strong as in the second quarter of 2011 due to price volatility. In India, unprecedented price volatility dampened investment demand.

Official sector

The official sector continued to be prominent on the demand side during the third quarter of 2011. Thailand, Bolivia, Tajikistan and Russia were all reported to have added to their reserves during August 2011. The end of the quarter saw the conclusion of the second year of the current Central Bank Agreement. Sales for the second year totaled just over 53 tonnes, 52 tonnes of which came from the International Monetary Fund.

Jewellery sales

After seven consecutive quarters of growth, the Indian market experienced its first contraction in the third quarter. This is traditionally a slower period as the trade sector starts to stock up for Diwali. This year, however, rupee gold-price volatility caused many to defer purchases, with some retailers’ stock levels at half of what they were at the same time last year. It is estimated that the third quarter will see a 20 percent to 25 percent year-on-year fall in demand. In China, notwithstanding volatility, the jewellery market was estimated to have grown some 5 percent to 8 percent. August and September 2011 saw strong sales as the market moved into the peak sales time around the National Day holiday. Manufacturers experienced strong sales during the Shenzhen Jewellery Fair, with sales during that week estimated at some 40 tonnes to 50 tonnes. The trade remained upbeat and sought to manage gold price volatility by cautiously timing purchases and managing stock levels. A number of Chinese retailers have launched franchise operations to expand their reach. Gold price volatility also dampened demand in the United States jewellery sector but the quarter under review registered modest growth compared to the same period in 2010. The bifurcation of the market into high- and low-end continued, with silver continuing to dominate the lower-end while higher-end gold retailers continued to enjoy firm sales despite the challenging economic conditions.

Operating review for the nine months ended September 30, 2011

Presented in the table below is selected operating data for AngloGold Ashanti for the nine months ended September 30, 2011 and 2010. The operating data gives effect to acquisitions and dispositions as of their effective dates:

Operating data for AngloGold Ashanti	Nine months ended September 30,
	2011	2010
Total gold production (000 oz)(1)	3,217	3,367
Capital expenditure ($ million)(1)(2)	1,002	650

(1)	Including equity accounted joint ventures.
(2)	Including noncontrolling interests.

Gold production

AngloGold Ashanti’s total gold production for the nine months ended September 30, 2011 decreased by approximately 150,000 ounces, or about 4 percent, to 3.22 million ounces from 3.37 million ounces produced in the same period in 2010. This reduction was primarily due to:

•	the impact of unprecedented heavy rainfall and the ramp failure in the first quarter of 2011 at Sunrise Dam in Australia, which severely affected all aspects of the operation during 2011;

•	the July/August 2011 industrial action and safety related stoppages in South Africa; and

•	the sale of Tau Lekoa, to Simmers & Jack Mines Limited, effective August 1, 2010.

The reduction in gold production over 2010 was negated by a significant turnaround in production at Geita in Tanzania, where gold produced increased from 267,000 ounces in the nine months ended September 30, 2010 to 349,000 ounces in the same period in 2011.

Capital expenditures

Total capital expenditure of $1,002 million was recorded during the nine months ended September 30, 2011 compared to $650 million in the same period in 2010. This represented a $352 million, or 54 percent, increase from the same period in 2010. Expenditure increased in South Africa from $283 million in the nine months ended September 30, 2010 to $364 million in the same period in 2011 due to a stronger rand and expenditure on projects at the Moab Khotsong and Mponeng operations. In the Americas, expenditure increased by $81 million in Brazil largely due to expenditure incurred at the Córrego do Sítio project at AngloGold Ashanti Córrego do Sítio Mineração, by $3 million in North America related to the mine life extension project at Cripple Creek & Victor and by a further $21 million associated with a heap leach project at Cerro Vanguardia in Argentina. In Ghana, capital expenditure increased from $62 million incurred in the first nine months of 2010 to $152 million in 2011, related mainly to the construction of the tailings storage facility at Iduapriem and capital spend at Obuasi. In the DRC, capital expenditure increased from $19 million incurred for the first nine months of 2010 to $52 million for the same period of 2011 relating to the development of the Kibali project.

Comparison of financial performance on a segment basis for the nine months ended September 30, 2011 and 2010

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s Chief Operating Decision Maker, defined as the Executive Management team, in evaluating operating performance of, and making resource allocation decisions among, operations. Revenues for 2010 presented below exclude realized gains/losses on non-hedge derivatives allocated to individual geographic areas.

Revenues

	Nine months ended September 30,
	2011		2010
	(unaudited)		(unaudited)
	US dollar,		US dollar,
	millions	Percentage	millions	Percentage
Category of activity
Product sales	4,791		3,791
Interest, dividends and other	54		30

Total revenues	4,845		3,821

Geographical area data
South Africa	1,916	40%	1,585	41%
Continental Africa	1,801	37%	1,334	35%
Australasia	285	6%	324	8%
Americas	1,109	23%	821	21%
Other, including Corporate and Non-gold producing subsidiaries	13	0%	1	0%

	5,124	106%	4,065	106%
Less: Equity method investments included above	(279)	(6%)	(244)	(6%)

Total revenues	4,845	100%	3,821	100%

Assets

	At September 30,		At December 31,
	2011		2010
	(unaudited)
	US dollar,		US dollar,
	millions	Percentage	millions	Percentage
Geographical area data
Total segment assets
South Africa	2,933	27%	3,370	32%
Continental Africa	4,294	40%	4,093	39%
Australasia	564	5%	534	5%
Americas	2,449	23%	2,170	21%
Other, including Corporate and Non-gold producing subsidiaries	446	4%	221	2%

Total segment assets	10,686	100%	10,388	100%

Comparison of financial performance for the nine months ended September 30, 2011 and 2010

Financial performance of AngloGold Ashanti	Nine months ended September 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Revenue	4,845	3,821
Cost and expenses	3,226	3,624
Taxation expense	(452)	(127)
Equity income in associates	53	48
Net income attributable to noncontrolling interests	(32)	(36)
Net income—attributable to AngloGold Ashanti	1,188	82

Comparison of financial performance for the nine months ended September 30, 2011 and 2010

Revenues

Revenues from product sales and other income increased from $3,821 million in the first nine months of 2010 to $4,845 million in the same period of 2011, representing a 27 percent increase over the period in 2010. This was due to an increase in the average spot price of gold from $1,178 per ounce for the nine months ended September 30, 2010, to $1,534 per ounce during the nine months ended September 30, 2011, which more than offset a decrease in production. The majority of product sales consisted of US dollar-denominated gold sales.

Production costs

During the nine months ended September 30, 2011, AngloGold Ashanti incurred production costs of $2,151 million representing an increase of $274 million, or 15 percent, from $1,877 million recorded for the same period in 2010. The increase was mainly as a result of an increase in rehabilitation and operational costs including labor, consumables and power. Operational cost increases were mainly due to inflation, annual labor cost increases, increased contractor costs at Sunrise Dam, power tariff increases mainly in South Africa and at Obuasi in Ghana and higher rehabilitation costs that were recorded at AngloGold Ashanti Córrego do Sítio Mineração and Serra Grande in Brazil. These increases were partially offset by a decrease in services and inventory adjustments. The strengthening of local currencies against the US dollar also adversely impacted US dollar denominated production costs.

Exploration costs

Exploration costs increased from $157 million in the nine months ended September 30, 2010 to $196 million in the same period in 2011 mainly due to an increased level of expenditure at Mongbwalu in the DRC, La Colosa and Gramalote in Colombia, Siguiri in Guinea and increased brownfield exploration activities at operating mines.

General and administrative

General and administrative expenses increased from $150 million in the nine months ended September 30, 2010 to $207 million in the same period in 2011, mainly due to higher labor costs, retention and bonus costs and the effects of a stronger rand relative to the US dollar.

Royalties

Royalties paid by AngloGold Ashanti increased from $96 million in the nine months ended September 30, 2010, to $142 million paid in the same period in 2011, mainly as a result of the introduction in the South African Mineral and Petroleum Resources Act of royalties payable in South Africa from March 1, 2010 as well as the high spot price of gold. Royalties recorded by the South African mines were $54 million in the nine months ended September 30, 2011 compared to $21 million in the same period in 2010.

Royalties paid were also higher at the Geita mine in Tanzania and Cerro Vanguardia in Argentina as a result of higher spot prices of gold and improved production levels. Royalties are predominantly calculated based on a percentage of revenues and are payable primarily to local governments.

Depreciation, depletion and amortization

Depreciation, depletion and amortization expense increased by $69 million to $583 million in the nine months ended September 30, 2011, compared to $514 million recorded in the same period in 2010, mainly due to changes in life of mine estimates at the South African mines and an increase in depreciation, depletion and amortization in Tanzania and Brazil due to the increased production at the Geita and Còrrego do Sìtio mines.

Impairment of assets

Impairment charges decreased from $32 million in the nine months ended September 30, 2010 to $14 million in the same period in 2011. Impairments recorded in 2011 mainly relate to the write-off of capital assets at Savuka and the abandonment of shaft pillar development at Tau Tona both in South Africa.

Interest expense

Interest expense increased by $33 million to $135 million in the nine months ended September 30, 2011, compared to $102 million recorded in the same period in 2010. The increase is mainly due to interest charges on the rated and mandatory bonds, which were issued in April 2010 and September 2010, respectively, partially offset by lower interest paid due to the repayment of the 2009 Term Facility during 2010.

Accretion expense

Accretion expense increased from $16 million in the nine months ended September 30, 2010 to $21 million in the same period in 2011. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.

Profit/loss on sale of assets, realization of loans, indirect taxes and other

In the nine months ended September 30, 2011, the Company recorded a profit on sale of assets, realization of loans, indirect taxes and other of $32 million. The profit includes royalties from Newmont Mining Corporation (2009 sale of Boddington Gold mine), Simmer & Jack Mines Limited (2010 sale of Tau Lekoa Gold mine) and the sale of AngloGold Ashanti Ghana Limited’s interests in a royalty stream related to the Ayanfuri Mine to Franco Nevada Corporation for $35 million during June 2011, partially offset by indirect tax expenses and legal claims in Continental Africa of $13 million and the impairment of investments in South Africa of $18 million.

In the nine months ended September 30, 2010, the Company recorded a loss of $33 million. The loss included, amongst others, included $26 million related to the mandatory convertible bonds underwriting and professional fees.

Non-hedge derivative gain/loss and movement on bonds

Non-hedge derivative gain/loss

A gain on non-hedge derivatives of $97 million was recorded in the nine months ended September 30, 2011, compared to a loss of $585 million in the same period of 2010 relating to the use of non-hedging instruments. The gain on non-hedge derivatives recorded in the nine months ended September 30, 2011 relates to the fair value gain of the conversion features of convertible bonds and the warrants on shares during the period. Non-hedge derivatives and movement on bonds recorded in the nine months ended September 30, 2011 and 2010 included:

	Nine months ended September 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Loss on realized non-hedge derivatives	—	1,914
Loss/(gain) on unrealized non-hedge derivatives	1	(1,289)
Fair value gain on option component of convertible bonds	(98)	(40)

Net (gain)/loss	(97)	585

Movement on bonds

	Nine months ended September 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Fair value (gain)/loss on mandatory convertible bonds	(102)	52

Fair value movements on the mandatory convertible bonds relate to the ex interest NYSE closing price of these bonds.

Taxation expense

A net taxation expense of $452 million was recorded in the nine months ended September 30, 2011 compared to a net expense of $127 million in the same period in 2010. Deferred tax charges in the nine months ended September 30, 2011 amounted to $182 million compared to $97 million in the same period in 2010. The higher deferred taxation in 2011 mainly relates to the reversal of deferred taxation assets arising from the utilization of tax losses in South Africa, partly negated by the reversal of valuation allowances in North America due to the fulfillment of recognition requirements of FASB ASC guidance during the third quarter of 2011. Deferred taxation in 2010 included tax credits from the close out of the hedge book effected during the latter part of the year. Charges for current tax in the nine months ended September 30, 2011 amounted to $270 million compared to $30 million in the same period in 2010. The higher current taxation is mainly due to higher earnings and foreign exchange differences for the nine months ended September 30, 2011. Refer to note H “Taxation” to the condensed consolidated financial statements for additional information.

Equity income in associates

Equity income in affiliates increased to $53 million in the nine months ended September 30, 2011 from $48 million in the nine months ended September 30, 2010, mainly due to an increase in earnings in Mali from Morila and Sadiola as a result of the increase in the average spot price of gold, which was partially offset by lower revenues and production at Yatela.

Noncontrolling interests net income

Net income attributable to noncontrolling interests decreased from $36 million in the nine months ended September 30, 2010 to $32 million in the nine months ended September 30, 2011, mainly due to decreased revenue at Serra Grande in Brazil.

Net income

Net income of $1,220 million was recorded during the first nine months of 2011 compared to a net income of $118 million during the first nine months of 2010, mainly due to increased revenue from product sales due to a higher spot gold price. The net income attributable to AngloGold Ashanti (after allowing for non-controlling interests) amounted to $1,188 million for the nine months to September 30, 2011 compared to a net income of $82 million for the same period in 2010.

Liquidity and capital resources

Net cash provided by operating activities was $1,951 million in the nine months ended September 30, 2011, an increase of $1,410 million when compared to net cash provided by operating activities of $541 million for the comparable period in 2010. This was mainly as a result of increased profitability in the nine months ended September 30, 2011 (relative to the same period in 2010), as a result of higher realized gold prices and lower payments to suppliers.

Investing activities in the nine months ended September 30, 2011 resulted in a net cash outflow of $1,103 million compared to a net cash outflow of $1,268 million in the nine months ended September 30, 2010. Additions to property, plant and equipment, which included capital expenditure of $939 million compared to $623 million in the same period in 2010, were recorded in the first nine months of 2011. Investing activities for non-hedge derivatives maturing resulted in an outflow of $670 million in the nine months ended September 30, 2010.

Financing activities in the nine months ended September 30, 2011 resulted in an outflow of $253 compared to an inflow of $916 million in the nine months ended September 31, 2010. Cash inflows from proceeds from loans in the nine months ended September 30, 2011 amounted to $106 million and included $100 million drawn down on the $1.0 billion syndicated loan facility to fund ongoing capital projects. Cash outflows from repayment of debt of $259 million during the nine months ended September 30, 2011 included principal repayments of $150 million on the $1.0 billion syndicated loan facility and $99 million on the loan from FirstRand Bank Limited. Financing activities for non-hedge derivatives maturing resulted in an outflow of $453 million in the nine months ended September 30, 2010. The Company made dividend payments of $103 million in the nine months ended September 30, 2011.

As a result of the items discussed above, at September 30, 2011 AngloGold Ashanti had $1,075 million of cash and cash equivalents compared with $586 million at December 31, 2010, an increase of $489 million. Cash classified as restricted amounted to $60 million at September 30, 2011, compared to $43 million at December 31, 2010. At September 30, 2011, the Company had a total of $1.15 billion available but undrawn under its credit facilities.

AngloGold Ashanti is currently involved in a number of capital projects. As at September 30, 2011, $286 million of AngloGold Ashanti’s short-term future capital expenditure had been contracted for and another approximately $1,237 million (of which approximately $1,183 billion is expected to be contracted within one year) had been authorized but not yet contracted for, as described in note O “Commitments and contingencies” to the condensed consolidated financial statements. AngloGold Ashanti intends to finance these capital expenditures from cash on hand, cash flow from operations, existing and new replacement credit facilities and long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

Critical accounting policies

The preparation of AngloGold Ashanti’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. For a full discussion of the Company’s critical accounting policies, please see “Management’s discussion and analysis of financial condition and results of operations – Critical accounting policies” and the consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 and as at December 31, 2010 and 2009 and footnotes thereto included in the Company’s Form 20-F for the year ended December 31, 2010, which was filed with the SEC on May 31, 2011.

Recent accounting pronouncements—adopted and issued

For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on the Company’s financial statements, see notes A “Basis of presentation” and B “Accounting developments” to the condensed consolidated financial statements.

Contractual obligations

In addition to the contractual obligations as disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, during the nine months ended September 30, 2011 the Company drew down $100 million under the $1.0 billion syndicated loan facility. In addition, the Company repaid and terminated the FirstRand Bank Limited short-term loan facility ($99 million), repaid drawings under the $1.0 billion syndicated loan facility ($150 million) and made normal scheduled loan repayments of $10 million.

For a further description and discussion of the Company’s outstanding debt as at September 30, 2011, see note E “Debt” to the condensed consolidated financial statements.

As at September 30, 2011, the estimated fair value of derivatives (the conversion features of convertible bonds) amounted to negative $78 million compared to negative $176 million at December 31, 2010.

Recent developments

On August 31, 2011, AngloGold Ashanti announced the appointment of Ms Nozipho January-Bardill to the board with effect from October 1, 2011.

Forward-looking statements

Except for historical information, there may be matters discussed in this interim report that are forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation, those concerning: the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and the outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and capital expenditure; the outcome and consequences of any potential or pending litigation or regulatory proceeding; and AngloGold Ashanti’s Project One performance targets. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti’s current expectations concerning future results and events. Statements that describe AngloGold Ashanti’s objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements speak only as of the date they are given. AngloGold Ashanti undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.

For a discussion of these and other risk factors, readers should refer to the annual report on Form 20-F for the year ended December 31, 2010, which was filed with the SEC on May 31, 2011. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: December 2, 2011	By:	/S/ L EATWELL
	Name:	L Eatwell
	Title:	Company Secretary